UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FLUENCE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40978
(State or other jurisdiction of incorporation)	(Commission File Number)

4601 Fairfax Drive, Suite 600

Arlington, Virginia 22203

(Address of principal executive offices) (Zip Code)

Ahmed Pasha

Senior Vice President and Chief Financial Officer

(833) 358-3623

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______ .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Fluence Energy, Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2023 is provided as Exhibit 1.01 hereto and is publicly available online at https://ir.fluenceenergy.com. The content of Fluence Energy, Inc.’s website is included for general information only and does not constitute part of, and is not incorporated by reference into, this Form SD or the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2023 to December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FLUENCE ENERGY, INC.

Date: May 31, 2024	By:	/s/ Ahmed Pasha
Ahmed Pasha
Senior Vice President and Chief Financial Officer